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17009074

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC 415

SEC FILE NUMBER
8-65875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COLUMBUS ADVISORY GROUP, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 LEXINGTON AVENUE, 15th FLOOR
(No. and Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL O. BUNSIS (516) 745-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

65 KINGSBURY ROAD, GARDEN CITY, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL P. MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COLUMBUS ADVISORY GROUP, LTD., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MATTHEW EDWARD BEATUS
Notary Public, State of New York
No. 02BE6299565
Qualified in New York County
Commission Expires March 24, 2018

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLUMBUS ADVISORY GROUP, LTD.

CONTENTS

DECEMBER 31, 2016

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
COLUMBUS ADVISORY GROUP, LTD

I have audited the accompanying financial statements of Columbus Advisory Group, Ltd. Columbus Advisory Group, Ltd. (a Corpration), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in Stockholder equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Columbus Advisory Group, Ltd.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the statndards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not rquired to have , nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the flanancial statements referred to above present fairly, in all material respects, the financial condition of Columbus Advisory Group, Ltd. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Columbus Advisory Group, Ltd.'s financial statements. The supplemental information is the responsibility of Columbus Advisory Group, Ltd.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securlites Exchange Act of 1934. In my opinion, the supplemental informatin is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 22, 2017

COLUMBUS ADVISORY GROUP, LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS:		
Cash		8,132
Receivables from brokers and dealers:		
Good faith deposit account	$ 50,000	
Clearance account	121,489	171,489
Other assets:		
Deposits		15,130
Total assets		**$ 194,751**

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts Payable	98,925	
Outside Labor Payable	2,905	
Taxes Payable	28,189	
Checking Overdraft	12,774	$ 142,793
STOCKHOLDERS EQUITY:		
Common stock, no par value; authorized 200 shares; outstanding 100 shares.	$ 10,000	
Additional paid-in capital	290,000	
Retained earnings (deficit)	(248,042)	
Total stockholder's equity		**51,958**
Total liabilities and stockholder's equity		**$ 194,751**

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Commissions		$ 4,805,952
Ticket Rebates		108,734
Trading account		(1,778)
Total revenue		**4,912,908**
Expenses:		
Salaries of voting stockholders	$ 36,000	
Other employee compensation	40,000	
Regulatory fees	47,983	
Insurance expense	51,888	
Auto	9,412	
Rent	87,610	
Telephone	8,745	
IT expense	13,000	
Quote expense	1,979	
Professional fees	68,515	
Payroll tax expense	3,725	
Consulting and Outside Labor	1,996,966	
Postage	21,082	
Compliance expense	97,250	
Commissions paid to other broker dealers	80,176	
Other expenses	83,051	
Total expenses		**2,647,382**
		2,265,526
Other Income:		
Interest Income		240
Dividend Income		258
Capital Gain Dividends		77
Short Term Gain/Loss		(2418)
Long Term Gain/Loss		(638)
Total Other Income		**(2,481)**
Net Income		**$2,263,045**

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 2,263,045
Decrease in accounts receivable	33,800
Cash Flow from operating activities	**2,296,845**
CHANGES IN OPERATING ASSETS AND LIABILITIES:	
Distributions	$ (2,419,825)
Increase in accrued expenses	3013
Total adjustments from operating activities	**(119,966)**
CASH FLOWS FROM INVESTING ACTIVITIES:	
Decrease in Investment	82,015
Net decrease in cash and cash equivalents	**(37,952)**
CASH AND CASH EQUIVALENTS – January 1, 2016	**46,084**
CASH AND CASH EQUIVALENTS - December 31, 2016	**$ 8,132**

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

Stockholders Equity, January 1, 2016	$ 208,738
Add: Net Income	2,263,045
Less: Distributions	(2,419,825)
Stockholders' Equity, December 31, 2016	**$ 51,958**

See notes to financial statements.

COLUMBUS ADVISTORY GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

1. DESCRIPTION OF BUSINESS

Columbus Advisory Group, Ltd. (the "Company") is a registered securities broker-dealer located in New York, New York. The company became a member of the National Association of Securities Dealers ("NASD") on September 9, 2003, and commenced operations on that date as a securities broker-dealer. Operations consist primarily of the execution of securities trades for customers on an agency and riskless principal basis. The Company was incorporated under the laws of the State of New York on December 4, 2002 and changed its name from Murphy Financial Group, Inc. on March 24, 2003 and further changed its name on June 30, 2013 from Olympia Asset Management, LTD.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation of furniture and equipment is provided on a straight-line basis and MACRS method of depreciation.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The stockholder of the Company has elected to be taxed as an "S" corporation for federal and New York State tax purposes. Under "S" status, the Company is not subject to federal and NYS corporate income taxes on its taxable income. Instead, the stockholder is individually liable for income taxes on corporate taxable income. Accordingly, the accompanying financial statements only provide for corporation income taxes imposed by New York City.

3. DUE FROM CLEARING FIRM

The Company has a clearing agreement with RBC, Inc. The clearing broker has custody of the Company securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers, which are carried, on the books and records of the clearing broker.

COLUMBUS ADVISORY GROUP, LTD.

CONTINUED NOTES TO FINANCIAL STATEMENTS

At December 31, 2016, the amount due from the Company's clearing firm consisted of net commission's receivable of 121,489 and a clearing deposit of $50,000.

4. **LEASE COMMITMENT**

The Company leases an office facility under a lease expiring in 2016. The Company is obligated for minimum rental payments under operating lease arrangements for office space as follows:

Year ending December 31	$ 64,800 per year

The rent expense was $87,610 for the year 2016.

5. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK**

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

The Company places its cash in commercial checking accounts; bank balances may from time to time exceed federally insured limits.

6. **RELATED PARTY TRANSACTIONS**

The stockholder received capital distributions from the Company in the amount of $2,419,825 during the year

7. **EMPLOYEE BENEFIT PLAN**

The Company closed the maintenance of a 401(k) plan (the "Plan") for the benefit of substantially all full-time employees. Eligible employees may not make voluntary contributions to the Plan, subject to statutory and Plan limitations.

8. **THE FOLLOWING SUPPLEMENTARY INFORMATION IS SUBMITTED**

Exemption from Rule 15c3-3 is claimed under (k) (2) (ii):
All customers' transactions are cleared through another broker-dealer, RBC, Inc. on a fully disclosed basis.

NOTES TO FINANCIAL STATEMENTS CONTINUED-

NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital of 5,000 or 6.67% of aggregate indebtedness, as defined, whichever is greater.

Net capital as reported on page 9 of this audited Form X-17A-5 indicates net capital of $36,828, which exceeded the required minimum net capital of $9,520 by $27,309. The company's ratio of aggregate indebtedness to net capital was 3.87 to 1.

9. **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK**

In the normal course of business, the Company may have cash at banks in excess of federally Insured limits and is exposed to the credit risk resulting from this concentration of cash.

COLUMBUS ADVISORY GROUP, LTD.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2016

Stockholders' equity		$ 51,958
Less: non-allowable assets		(15,130)
Net capital		**36,828**
Greater of:		
Minimum dollar net capital required	**$ 5,000**	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $142,793)	**$ 9,520**	9,520
Excess net capital		**$ 27,309**
Excess net capital at 1000%		**$ 22,550**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 142,793**
Percentage of aggregate indebtedness to net capital	**3.8772%**

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2016

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 36,828
Audit adjustment	-0-
Net capital per audited report, December 31, 2016	**$ 36,828**

No material differences existed between the unaudited and audited net capital computation.

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the rule.

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

INFORMATION RELATING TO POSSESION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the rule.

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
COLUMBUS ADVISORY GROUP, LTD.

I have reviewed management's statements, included in the accompanying Exemption Report for the year 2016, in which Columbus Advisory Group, Ltd.. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Columbus Advisory Group, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and Columbus Advisory Group, Ltd. stated that Columbus Advisory Group, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Columbus Advisory Group, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Columbus Advisory Group, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 22, 2017

COLUMBUS ADVISORY GROUP, LTD.

Exemption Report

December 31, 2016

Columbus Advisory Group, LTD is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The company claimed an exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R 240.15c3-3 (k) (2) (ii)
2. The company met such exemption provision of 17 C.F.R 240.15c3-3 (k) (2) (ii) throughout the most recent fiscal year without exception.

I, Michael P. Murphy affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO
Dated: 2-22-17

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Shareholder of:
Columbus Advisory Group, LTD

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (*Form SIPC-7)]* to the Securities Investor Protection Corporation (*"SIPC")* for the year ended December 31, 2016, which were agreed to by Columbus Advisory Group, Ltd. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the *SIPC*, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (*Form SIPC-7).* The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in *Form SIPC-7* with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the audited *Form X-17A-5* (Focus Report) for the year ended December 31, 2016 , with the amounts reported in *Form SIPC-7 for the year ended*

December 31,2016 noting no differences;

3. Compared any adjustments reported in *Form SIPC-7* with supporting schedules and working papers; noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in *Form SIPC-7* and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the *Form SIPC-7* on which it was originally computed noting no differences. and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2017

Columbus Advisory Group, LTD
Schedule of Assessment and Payments
For the year ended December 31, 2016

Total Revenues	**4,912,908**
SIPC Net Operating Revenue	**4,912,908**
SIPC General Assessment at .0025	**12,282.27**
Less: Payments August 2016	(6,591.90)
Assessment Balance Due (Paid February 2017)	5,690.37

COLUMBUS ADVISORY GROUP, LTD.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT
FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2016